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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: June 30, 2001                            +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |     0-21036      |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BLIMPIE INTERNATIONAL, INC.
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Full Name of Registrant


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Former Name if Applicable

740 Broadway
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Address of Principal Executive Office (Street and Number)

New York, NY 10003
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

     The Registrant's annual report on Form 10-K cannot be filed within the prescribed time period due to additional time needed to prepare the financial statements, Management's Discussion and Analysis, and other items required in Form 10-K. As a result of the terrorist attack in New York City on September 11, 2001, access to the Registrant's headquarters office was restricted until September 17, 2001. Similarly, the Company's outside counsel and certain other business associates in New York City also were affected by these activities. The loss of that week delayed the Registrant's ability to complete its Form 10-K within the prescribed time period without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Brian D. Lane               (770)                  984-2707
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant expects to report aggregate revenues for fiscal year 2001 of approximately $30,734,000, compared to $31,017,000 for the prior year, and it expects to report net income for fiscal year 2001 of approximately $74,000, or $0.01 per share, compared to $1,095,000 or $0.12 per share for fiscal year 2000.

     The significant components of such aggregate revenues will be reported as follows: (a) a 0.4% increase in revenues from continuing fees to $19,200,000 for fiscal year 2001, compared to $19,129,000 for fiscal year 2000; (b) a 1.7% increase in revenues from subfranchisor fees, master license fees and sale of franchises to $4,093,000 for fiscal year 2001, compared to $4,026,000 for the prior year; (c) a 21.6% decrease in store equipment sales for fiscal year 2001 to $4,978,000, compared to $6,351,000 for the prior year; (d) a 21.1% increase in license fees and other income to $791,000 in fiscal 2001, compared to $653,000 in fiscal 2000 and (e) a 94.9% increase in Company restaurant sales to $1,672,000 in fiscal 2001, compared to 858,000 in fiscal 2000.

     The significant components of Registrant's related expenses will be reported as follows: (a) a 1.9% increase in subfranchisors' share of franchise and continuing fees to $11,714,000 in fiscal 2001 from $11,499,000 in fiscal year 2000; (b) a 19.4% decrease in store equipment cost of sales to $4,261,000 in fiscal year 2001, compared to $5,285,000 for the prior year; (c) a 0.8% decrease in selling, general and administrative expenses to $11,207,000 in fiscal year 2001, compared to $11,294,000 for the prior year and (d) a 165.6% increase in Company restaurant operations to $3,747,000 in fiscal year 2001, compared to $1,411,000 during the prior year.

     Registrant expects to disclose that the main reasons for such changes were due to (a) an increase in sales emanating from open stores which was partially offset by a decrease in the number of open stores, (b) decreases in new store openings which negatively impacted both franchise fees and store equipment sales; and (c) the net loss incurred from the operation and closing of Company-owned stores.

================================================================================

                          BLIMPIE INTERNATIONAL, INC.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 27, 2001             By: /s/ Brian D. Lane
    ------------------------------      ---------------------------------------
                                         Brian D. Lane, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


SEC 1344 (2-99)